UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 10)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

COREL CORPORATION
 (Name of the Issuer)

COREL HOLDINGS, L.P.
VECTOR CAPITAL PARTNERS II INTERNATIONAL, LTD.
AMISH MEHTA
ALEXANDER R. SLUSKY
(Name of Person(s) Filing Statement)

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

21869X103
(CUSIP Number of Class of Securities)

Corel Holdings, L.P.
Vector Capital Partners II International, Ltd.
Alexander R. Slusky
Amish Mehta
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor,
San Francisco, CA  94105
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Martin A. Wellington Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Fax: (650) 752-3618	Craig Wright Emmanuel Z. Pressman Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 Telephone: (416) 362-2111 Fax: (416) 862-6666

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE
Transaction valuation(1)	Amount of filing fee(2)
$4,241,728.00	$236.69

(1)
Calculated solely for purposes of determining the filing fee. The transaction value is calculated by multiplying (i) the sum of (A) 767,807, which is the difference between 26,043,888, the number of Shares outstanding as of December 4, 2009, and 25,276,081, the number of Shares beneficially owned by Corel Holdings, L.P. and (B) 292,625, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of December 4, 2009 with an exercise price less than $4.00 (“in-the-money” options) by (ii) $4.00, which is the per Share consideration to be provided to holders other than Corel Holdings, L.P. upon consummation of the transaction.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,666.31
Form or Registration No.:	SC TO-T
Filing Party:	Corel Holdings, L.P.
Date Filed:	October 28, 2009
Amount Previously Paid:	$271.33
Form or Registration No.:	SC TO-T/A
Filing Party:	Corel Holdings, L.P.
Date Filed:	November 12, 2009

INTRODUCTION

This Amendment No. 10 (this “Amendment”) to the Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13e-3 thereunder by Corel Holdings, L.P., Vector Capital Partners II International, Ltd., Amish Mehta and Alexander Slusky (collectively, the “Filing Persons”).

This Amendment amends and supplements the Rule 13E-3 Transaction Statement initially filed under cover of Schedule TO on October 28, 2009 (as amended and/or supplemented, the “Transaction Statement”) by Corel Holdings, L.P., a Cayman Islands limited partnership (the “Purchaser”).  The Transaction Statement relates to the offer by the Purchaser to purchase all outstanding common shares, no par value (the “Shares”), of Corel Corporation, a Canadian corporation (the “Company”), not owned by Purchaser and its affiliates, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated November 16, 2009.

This Amendment relates to the consolidation (the “Consolidation”) contemplated by the Definitive Proxy Statement on Schedule 14A filed on December 29, 2009.  The Consolidation is the second and final step in the Purchaser’s acquisition of the Company.

On January 26, 2010, at the special meeting of shareholders of the Company, the shareholders approved the special resolution authorizing the Consolidation.  At the effective time of the Consolidation, Shares were consolidated on the basis of every 871,589 Shares into one (1) new Share (“New Common Share”).  Fractional New Common Shares were not issued.  Shareholders who did not hold sufficient Shares to qualify for the issuance of New Common Shares pursuant to the Consolidation are entitled to receive cash consideration equal to the consideration paid under the tender offer, or U.S. $4.00, in respect of each pre-Consolidation Share held in lieu of any fractional shares otherwise issuable as a result of the Consolidation.  As a result of the Consolidation, the Company became a wholly-owned subsidiary of the Purchaser.

The Company’s Shares will be delisted from the NASDAQ stock market and the Toronto Stock Exchange promptly following the Consolidation, and thereafter the Company will cease to be a reporting issuer under Canadian law and its reporting obligations under U.S. securities laws will be suspended.

On January 26, 2010, the Company and Vector Capital Partners II International, Ltd. entered into mutual releases with each of Dan Ciporin, Steven Cohen and Barry Tissenbaum (collectively, the “Designated Directors”) pursuant to which each of the Company and Vector Capital Partners II International, Ltd. released the Designated Directors from any and all claims they may have against the Designated Directors arising from their service as directors (excluding, in the case of Barry Tissenbaum, claims relating to services performed after the date of the release), and the Designated Directors released the Company and Vector Capital Partners II International, Ltd. from any claims they may have arising from their service as directors other than the compensation they were otherwise entitled to as directors of the Company (excluding, in the case of Barry Tissenbaum, claims relating to services performed after the date of the release).  Also on January 26, 2010, each of the directors of the Company entered into mutual releases among and between such directors pursuant to which each such director released the other directors from any and all claims they may have arising from their service as directors.

Item 16: Exhibits.

The information included in and incorporated by reference into Item 16 of the Schedule 13E-3 is amended and supplemented with the following:

Exhibit Number	Description

(a)(5)(vii)	Press release dated January 26, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: January 27, 2010

Corel Holdings, L.P. By Vector Capital Partners II International, Ltd. Its General Partner	/s/ Alexander R. Slusky Alexander R. Slusky Director

Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky Alexander R. Slusky Director

Alexander R. Slusky	/s/ Alexander R. Slusky

Amish Mehta	/s/ Amish Mehta

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 28, 2009.*
(a) (1)(ii)	Letter of Transmittal.*
(a) (1)(iii)	Notice of Guaranteed Delivery.*
(a) (1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated November 16, 2009.*
(a)(1)(viii)	The Preliminary Proxy Statement of Corel Corporation, as filed with the SEC on Schedule 14A by Corel Corporation on December 18, 2009, incorporated herein by reference.*
(a)(1)(ix)	The Definitive Proxy Statement of Corel Corporation, as filed with the SEC on Schedule 14A by Corel Corporation on December 29, 2009, incorporated herein by reference.*
(a)(5)(i)	Press release dated October 28, 2009.*
(a)(5)(ii)	Investor Presentation.*
(a)(5)(iii)	Press release dated November 12, 2009.*
(a)(5)(iv)	Joint press release dated November 17, 2009.*
(a)(5)(v)	Press release dated November 26, 2009.*
(a)(5)(vi)	Press release dated December 3, 2009.*
(a)(5)(vii)	Press release dated January 26, 2010.
(f)
Reference is made to Section “Special Factors—Section 4—Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to this Schedule TO.*

(g)	Not applicable.
(h)	Not applicable.
____________

*   Previously filed